Exhibit 99.2

MANAGEMENT’S SUPLEMENTAL EXPLANATION ON FINANCIAL RESULTS OF OPERATIONS

Operating Results

Comparison of the Results for the Six Months Ended March 31, 2026, 2025 and 2024

The following table sets forth statements of operations of PicoCELA Inc., a joint stock corporation with limited liability incorporate in Japan (“we,” “our,” “us,” or the “Company) for the six months ended March 31, 2026, 2025 and 2024:

(in thousands, except change % data)	Six Months Ended March 31,				Change 2026 vs 2025
	2026 ($)	2026 (¥)	2025 (¥)	2024 (¥)	¥	YoY %
Revenue from product equipment	1,892	300,913	202,034	157,894	98,879	48.9%
Revenue from SaaS, Maintenance and others	418	66,477	50,547	120,587	15,930	31.5%
Total revenues	2,310	367,390	252,581	278,481	114,809	45.5%
Cost of revenues	971	154,425	107,999	129,684	46,426	43.0%
Selling, general and administrative expenses	17,642	2,806,510	434,629	464,804	2,371,881	545.7%
Operating loss	(16,303)	(2,593,545)	(290,047)	(316,007)	(2,303,498)	794.2%
Interest income (expense), net	(4)	(632)	(15,532)	(299)	14,900	-95.9%
Other income (expense), net	7	1,134	(10,649)	(1,511)	11,783	-110.6%
Total other income (expense)	3	502	(26,181)	(1,810)	26,683	-101.9%
Net loss before tax	(16,300)	(2,593,043)	(316,228)	(317,817)	(2,276,815)	720.0%
Income tax benefit (expense)	-	-	-	-	-	0.0%
Net loss	(16,300)	(2,593,043)	(316,228)	(317,817)	(2,276,815)	720.0%

Impact of Share-Based Compensation

For the six months ended March 31, 2026, we reported a net loss of JPY 2,593 million, compared with net losses of JPY 316 million and JPY 318 million for the six months ended March 31, 2025 and 2024, respectively. Our net loss for the six months ended March 31, 2026 included approximately JPY2.33 billion of share-based compensation expense relating to restricted common shares issued as compensation. This expense was recognized in accordance with the U.S. generally accepted accounting principles (“GAAP”) and significantly increased our reported net loss for the period.

The share-based compensation expense is non-cash in nature. Recognition of the expense did not require the Company to make a corresponding cash payment and, accordingly, the expense is added back in reconciling net loss to cash flows from operating activities.

The magnitude of the share-based compensation expense should therefore be considered separately from the Company’s cash-based operating performance when evaluating the results for the six months ended March 31, 2026.

Non-GAAP Financial Measures

Non-GAAP Net Loss and Non-GAAP Net Loss per Share

We define non-GAAP net loss as GAAP net loss excluding the impact of stock-based compensation expense. Non-GAAP net loss per share is calculated by dividing non-GAAP net loss by the diluted weighted average common share outstanding. Our management believes non-GAAP net loss and non-GAAP net loss per share are key performance measures and uses such measures to evaluate our operating performance. Accordingly, we believe that the presentation of these adjusted operating results provides useful supplemental information to investors and facilitates the analysis and comparison of our operating results across reporting periods. Our calculation of non-GAAP net loss and non-GAAP net loss per share may differ from similarly titled non-GAAP measures, if any, reported by our peer companies and therefore may not serve as an accurate basis of comparison among companies. Non-GAAP net loss and non-GAAP net loss per share should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The following table provides a reconciliation of net loss to non-GAAP net loss for the six months ended March 31, 2026, 2025 and 2024:

(in thousands)	Six Months Ended March 31,
	2026	2025	2024
Net loss	¥(2,593,043)	¥(316,228)	¥(317,817)
Stock-based compensation expenses	2,330,000	5,024	-
Non-GAAP net loss	¥(263,043)	¥(311,204)	¥(317,817)
Weighted average number of common shares outstanding used to compute net loss per share, basic and diluted	2,477,981	788,180	237,138
Net loss per share – basic and diluted	¥(1,046.43)	¥(401.21)	¥(1,340.22)
Non-GAAP net loss per share - basic and diluted	¥(106.15)	¥(394.84)	¥(1,340.22)

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)

Adjusted EBITDA is a key measure used by our management to analyse our financial results, establish budgets and operating goals for our business, evaluate our performance and make strategic decisions. Accordingly, we believe that the presentation of adjusted EBITDA is useful supplemental information to investors and facilitates the analysis and comparison of our operating results across reporting periods. Our calculation of adjusted EBITDA may differ from similarly titled non-GAAP measures, if any, reported by our peer companies and therefore may not serve as an accurate basis of comparison among companies. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

We define adjusted EBITDA as our net loss excluding: (i) interest expense, net, (ii) income tax expense, (iii) depreciation and amortization, (iv) noncash operating lease expense, (v) other (income) expense, net, and (vi) stock-based compensation expense.

The following table provides a reconciliation of net loss to adjusted EBITDA for the six months ended March 31, 2026, 2025 and 2024:

(in thousands)	Six Months Ended March 31,
	2026	2025	2024
Net loss	¥(2,593,043)	¥(316,228)	¥(317,817)
Interest expense, net	632	15,532	299
Income tax expense	-	-	-
Depreciation and amortization	12,721	11,902	9,286
Noncash operating lease expense	4,651	5,259	5,257
Other (income) expenses, net	(1,134)	10,649	1,511
Stock-based compensation expense	2,330,000	5,024	-
Adjusted EBITDA	¥(246,173)	¥(267,862)	¥(301,464)

Shareholders’ Equity

Although the JPY2.33 billion share-based compensation expense significantly increased the Company’s reported net loss for the six months ended at March 31, 2026, it did not result in a corresponding JPY2.33 billion reduction in shareholders’ equity. The recognition of the restricted share compensation resulted in a corresponding increase in common shares and additional paid-in capital, which substantially offset the effect of the compensation expense on total shareholders’ equity.

Total shareholders’ equity as of March 31, 2026 and September 30, 2025 was as follows:

(in thousands)	March 31, 2026	September 30, 2025
Total shareholders’ equity	¥202,075	¥469,948

Operating Cash Flow

The Company’s net cash used in operating activities was as follows:

(in thousands)	Six Months Ended March 31,
	2026	2025	2024
Net cash used in operating activities	¥(134,549)	¥(245,641)	¥(180,766)

The JPY2.33 billion share-based compensation expense recognized during the six months ended March 31, 2026 did not itself result in a cash outflow. In the operating cash flow section of the statement of cash flows, this non-cash expense is added back to net loss in determining net cash provided by or used in operating activities.

Management, therefore, believes that the Company’s operating cash flow, together with its reported GAAP results, provide important additional context for understanding the impact of the share-based compensation expense on the Company’s financial performance.